Exhibit 99.1

FOR IMMEDIATE RELEASE

Gregory Shepard Proposes Amicable Transaction to Donegal Group Inc.

Bloomington, Illinois, October 7, 2013 (NASDAQ: “DGICA” and “DGICB”) – Gregory Mark Shepard announced today that he has sent a letter to the Boards of Directors of Donegal Group Inc. (“Donegal Group”) and Donegal Mutual Insurance Company (“Donegal Mutual”) proposing an amicable transaction.

Mr. Shepard has disclosed this proposal in an amendment to his Schedule 13D, which was filed today and is available at www.sec.gov.

In the amicable transaction proposed in his letter, Mr. Shepard would offer to purchase the 957,136 shares of Class B Common Stock of Donegal Group (“Class B Shares”) that are not already owned by him or Donegal Mutual at a negotiated price within a range of $33 - $37 per share, and a mutual property and casualty insurance company would purchase the 9,021,350 shares of Class A Common Stock of Donegal Group (“Class A Shares”) that are not already owned by him or Donegal Mutual. Mr. Shepard knows of two U.S.-based mutual property and casualty insurers, both of which are much larger than Donegal Group and Donegal Mutual and rated A or higher by A.M. Best, who would be interested in such a transaction.

Alternatively, if Donegal Group and Donegal Mutual elect to enter into a global transaction with an acquiring mutual property and casualty insurance company, Mr. Shepard would agree to accept whatever price per share of Class A Shares that are not already owned by him or Donegal Mutual that Donegal Group negotiates with the acquirer as the price per share for both his Class A Shares and Class B Shares.

If the Boards of Directors of Donegal Group and Donegal Mutual accept the amicable transaction proposed in his letter, Mr. Shepard would suspend his plans to acquire up to 962,636 additional Class B Shares in the open market and privately negotiated transactions.

On Friday, October 4, 2013, the last full trading day before Mr. Shepard publicly announced his proposal, the closing prices for Class A Shares and Class B Shares were $14.30 and $18.56, respectively.

Mr. Shepard further notes that Donegal Group’s Investor Presentation titled “Pursuing Effective Business Strategy in Regional Insurance Markets” to “Achieve Book Value Growth By Implementing Plan” dated September 20, 2013 and filed with the SEC, makes no mention of the substantial dilution of Donegal Group’s shareholders as a result of the extraordinarily high number of options granted to Donegal Group insiders and employees relative to industry peers. Mr. Shepard notes that during the five years between 2007 and 2012, stock option issuance grew by an astounding 181% or 36.2% on average per year, which reduced the increase in average fully diluted book value to a very disappointing 1.6% per year. This Investor Presentation was filed as Exhibit 99.1 to Donegal Group’s Form 8-K on September 20, 2013, and is available at www.sec.gov.